Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Tritium Opens World-Class EV Charger Testing Facility

Press Release	11/22/2021

Advanced testing facility is expected to enable Tritium to accelerate its time-to-market for new products.

New facility features an electromagnetic compatibility (“EMC”) testing chamber with one of the highest power test capabilities in the world, along with other key test and certification enablers including thermal chambers for testing in extreme temperatures.

Brisbane, Australia November 22, 2021 – Tritium Holdings Pty Ltd (“Tritium” or the “Company”), a global developer and manufacturer of direct current (“DC”) fast charging technology for electric vehicles (“EVs”), today opened a world-class compliance testing facility at the Company’s Brisbane, Australia headquarters, now viewable through an interactive tour on the Company’s website.

This new facility is capable of accelerating testing, prototyping, compliance and certification, allowing the Company to bring products to market in shorter timeframes, rapidly modify its products for customers and develop and certify products with greater cost efficiency.

Without the benefit of their own EMC testing facilities, many charger manufacturers and developers across the world need to test and certify their chargers in publicly-accessible EMC testing facilities with advance booking notice, for testing periods as short as 1-2 weeks. Any subsequent need for retesting often requires these manufacturers to return to the queue, which can significantly slow the process to get new charging technology to market.

“As passenger and fleet EVs with larger battery packs come online, demand for higher-powered DC fast chargers is expected to increase. To get these chargers in the ground and installed, each new product line must pass rigorous test standards to ensure compliance with various regulations around the world,” said Jane Hunter, Tritium CEO. “The more rapidly we can develop new products to meet the needs of this fast-evolving market and complete testing of those products for public use, the faster we can deliver chargers that meet that demand. This cutting-edge facility is expected to enable us to deliver world-leading charging infrastructure to our customers across the globe.”

Facility to Test Upper Limits of Charger Power

The facility features one of the highest power commercially accessible EMC testing chambers in the world. The facility is designed to deliver up to 720kW of regenerative power from its integrated system with fully integrated AC and DC power feeds, ensuring Tritium can test devices that demand very high power levels to Federal Communications Commission (FCC) and International Electrotechnical Commission (IEC) certification requirements. The custom-designed chamber features a five-metre turntable with high-power connections, providing Tritium with the ability to test a full high-powered charging system, consisting of the charger itself and an accompanying power cabinet.

“We now have the freedom to test a charger at a moment’s notice and for as long as we need, to ensure our chargers not only meet the thresholds required for compliance but exceed them,” said James Kennedy, Tritium Chief Technology Officer and Co-Founder. “We believe that taking away the time constraints of a commercial facility, combined with the ability to test in one of the most powerful and advanced facilities of its kind, will enable us to rapidly create and certify market-ready products more cost-efficiently and to add features and customizations to more effectively meet the needs of our customers.”

In addition, the facility houses two thermal chambers to test equipment in extreme temperatures. The first chamber is designed to test full charging systems, while the second chamber is meant to test components and charger modules. Calibrated to meet IEC and Underwriters Laboratories Inc. (UL) regulatory requirements, the thermal chamber for charging systems is expected to enable Tritium to test its products in up to 98% humidity and in temperatures ranging from -40°C (-40°F) to +70°C (+158°F), while the thermal chamber for testing modules and components is capable of producing temperatures ranging from -70°C (-94°F) to +180°C (+356°F).

The facility is also capable of IK impact testing, allowing Tritium to test and indicate the degree of protection its products’ electrical enclosures provide against external mechanical impacts.

Tritium Global Footprint Continues to Expand Along with Innovative Offerings

This verification and compliance testing facility is just the latest in a series of purpose-built facilities opened by the Company across the globe as it looks to continue to lead the way in developing DC fast charging technologies and expand its market reach.

In 2019, the Company opened its Research and Development (R&D) Centre in Brisbane, one of the largest of its kind in the world. It also opened a testing centre at its Amsterdam facility which allows EV manufacturers to test vehicles for interoperability with Tritium’s DC fast chargers. Later that year, the Company opened a new customer-focused Innovation Center in Los Angeles to allow customers to explore Tritium’s product suite and test vehicles with Tritium’s chargers. Last month, Tritium announced the opening of its first office in Singapore to allow the Company to have a local presence in the region and strengthen customer relationships in Asia.

“Since the launch of the R&D Centre in 2019, Tritium has become the first to market with Plug and Charge technology, allowing the vehicle and the charger to communicate and payment to occur without the need for a credit card reader or QR Code, pioneered fast charging for mining environments with an advanced IP65 rated fast charger with best-in-class ingress protection and developed a series of modular, scalable chargers to meet the needs of charge point operators and the evolving demands of EV drivers,” said Hunter. “We will continue to invest in innovation in the DC charging space and maintain our position as a supplier of leading technology.”

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

As announced on May 26, 2021, Tritium has entered into a definitive agreement for a business combination with Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN, DCRNW, DCRNU) (“DCRN”), a publicly traded special purpose acquisition company (SPAC), that would result in Tritium DCFC Limited (“NewCo”), which will be the going-forward company, becoming publicly listed. Completion of the proposed transaction is subject to customary closing conditions, including approval of DCRN’s stockholders, and is currently expected to occur in either December 2021 or January 2022.

For more information, visit tritiumcharging.com

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than US$5 billion of equity invested in renewables.

Important Information and Where to Find It

In connection with the proposed business combination, NewCo, which will be the going-forward public company, filed a preliminary registration statement on Form F-4, (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of DCRN. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of DCRN as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed business combination and including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the anticipated consummation and timing of the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”), the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the PIPE Financing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

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Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investors Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com